SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Amendment No. 19

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) AND (c)  AND
AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Stone & Webster, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86157210
(CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86157210                 13G                     Page 2 of 5 pages
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1.       Name of reporting person,
          I.R.S. Identification No. of above person (entities only)

          Committee under the Employee Investment Plan of Stone
          & Webster,  Incorporated and Participating  Subsidiaries.

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2.       Check the appropriate box if a member of a group*
                                                                  (a) (  )
                                                                  (b) (  )

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3.       SEC use only

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4.       Citizenship or place of organization
          Massachusetts

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                                            5. Sole Voting Power
           Number of                       None (no change)
            shares                          ----------------------------------
         beneficially                6. Shared Voting Power
           owned by                         1,485,291
             each                           ----------------------------------
           reporting                  7. Sole Dispositive Power
            person                             None (no change)
             with                           ----------------------------------
                                            8. Shared Dispositive Power
                                                    1,485,291

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9.  Aggregate amount beneficially owned by each reporting
        person
          1,485,291 (See Note A of attached Schedule 13G)

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10.    Check box if the aggregate amount in row (9)
          excludes certain shares*                              (  )

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11.      Percent of class represented by amount in row 9

            Approximately 11.6%

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12.      Type of reporting person*

            OO
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CUSIP No. 86157210                 13G                Page 3 of 5 pages

SCHEDULE 13G

Item 1(a).  Name of Issuer:

	Stone & Webster, Incorporated

Item 1(b).  Address of Issuer's Principal Executive Offices:

	245 Summer Street , Boston, Massachusetts  02210

Item 2(a).  Name of Person Filing:

	Committee under the Employee Investment Plan
              of  Stone & Webster, Incorporated and Participating
               Subsidiaries

Item 2(b).  Address or Principal Business Office or, if None,
                  Residence:

	245 Summer Street, Boston, Massachusetts  02110

Item 2(c).  Citizenship:

	Not applicable

Item 2(d).  Title of Class of Securities:

	Common Stock

Item 2(e).  CUSIP Number:

	86157210

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, the Committee under the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries, is the Committee which administers an Employee Benefit Plan.

Item 4.  Ownership

(a)  Amount Beneficially Owned: 1,485,291 at December 31, 1997	(See Note A)
	(b) Percent of Class: 	11.6%
	(c) Number of shares as to which such person has:
     (i)  sole power to vote or to direct the vote:  None
(ii)  shared power to vote or to direct the vote:
 1,485,291
(iii)  sole power to dispose or to direct the disposition of:
        None

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CUSIP No. 86157210                 13G                      Page 4 of 5 pages

(iv)  shared power to dispose or to direct the disposition of:
                           1,485,291

     Note A:   The filing of this statement shall not be construed as
                     an admission that the undersigned is, for the purposes of Sections 13(d) or 13(g) of the Securities
                     Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
               Person.

	Participants in the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries, and the trustee under the Plan, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Stone & Webster Incorporated.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 86157210                 13G                      Page 5 of 5 pages

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

Committee under the Employee Investment Plan of Stone & Webster, Incorporated and
Participating Subsidiaries


By:  /s/ PETER F. DURNING
                                         	             Peter F. Durning
                                        	             Secretary